                                                                EXHIBIT 99(A)(7)
                                                                ----------------

Following is a news release from PP&L, Inc.
If there are problems with the transmission of the news release, call (610) 774-5068.

August 13, 1998

Note to Editors: This news release is followed by a fact sheet on the restructuring settlement tentatively approved by the Public Utility Commission today and a news release on the company's decision to close a portion of one power plant and sell another.


Contact: Dan McCarthy, (610) 774-5758





                 PP&L Resources Announces Financial Initiatives
                 ----------------------------------------------
                       Following Restructuring Settlement
                       ----------------------------------

     . Dividend Reduction, Writedown of Assets, Stock Buyback Highlight Plan
 . Second Quarter Earnings, Before Extraordinary Charges, are 35 Cents per Share
            . Company Also Closing One Plant, Seeking to Sell Another


          ALLENTOWN, Pa.---With the regulatory uncertainty of the past 16 months behind it, PP&L Resources (NYSE: PPL) Thursday (8/13) announced major financial and operational initiatives that will better position the company to take advantage of new opportunities in the restructured electricity business.

                  William F. Hecht, PP&L Resources chairman, president and chief executive officer, said Thursday the company's new strategies emphasize growth in shareowner value through expansion into new markets and the offering of new energy-related products and services.

                                                                         more---

                  "The electricity business has fundamentally changed over the past several years," said Hecht. "Now that we understand the financial implications of Pennsylvania's approach to industry restructuring and how it will affect the company, we can move ahead by taking bold steps that will allow PP&L Resources to solidify its position as one of the East Coast's predominant energy companies."

                  Hecht said the company's initiatives include:
 .     Changing its dividend policy to allow for more reinvestment in growth opportunities.
 .     Initiating a buyback plan under which it will purchase up to 10 percent of its common stock.
 .     Writing off assets that are impaired by the transition to a competitive electricity generation marketplace.

                  "The financial and operational initiatives that we are announcing today, in many ways, mark the end of an era for the company and our strong entry into a new, more competitive environment. While some of these actions are painful at the moment, they position the company for a future that is less constrained by regulatory action and holds much promise for growth," he said.

                  Hecht said that the state Public Utility Commission's tentative approval of a settlement in the PP&L, Inc. restructuring case provides the company with the information that it needs to undertake the initiatives.

                  (For more details on the settlement, see the related background material released today.)

Dividend action
---------------

                  Hecht said the company will reduce its quarterly common stock dividend from 41.75 cents per share to 25 cents per share, effective with the Oct. 1, 1998, dividend payment. He said the reduction will permit the company to retain more of its earnings for investment in business expansion, both in the United States and overseas.

                  "This dividend reduction is not a decision that the company takes lightly and was made only after examining all our options," said Hecht. "However, as competition increases in our industry, we expect to experience an increase in the volatility of both revenues and earnings that does not permit a continuation of the company's practice of paying out 80 percent to 90 percent of annual


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
earnings as dividends. Such a ratio is very high, even by traditional utility standards, and would severely restrict the company's future financing flexibility.

                  "Our new dividend policy is to target a payout ratio in the 45 percent to 55 percent range," said Hecht.


Stock buyback
-------------

                  The company also plans to buy back up to 17 million shares of its common stock. Under the buyback program, which commences Friday (8/14), shareowners will have the opportunity to tender their shares within a price range established by the company. The range, set Thursday after the close of the New York Stock Exchange, is $24.50 to $27 per share. The closing price of PP&L Resources stock on Thursday was $24.50.

                  At midnight on Sept. 11, the company will evaluate all tender offers received to that point and determine the lowest price within the range of offers that will allow the company to purchase up to 17 million shares. This price then will be paid for all shares purchased, even for shares that were tendered at a lower price.

                  "This stock buyback will allow the company to reduce its permanent capitalization and provide shareowners who do not tender their shares with an increased ownership interest in the company," said Hecht. "The buyback program also will allow our current shareowners who are seeking a more income-oriented investment the opportunity to sell their interest in PP&L Resources on more favorable terms than may otherwise be available," said Hecht.

                  "While we certainly don't want to lose shareowners, many of whom have been very loyal to the company over the years, we understand that some of our investors are very dividend-oriented and may want to change their investment strategy with regard to PP&L Resources," said Hecht.

                  He said that shareowners will begin receiving detailed information about the buyback early next week.

                                                                         more---

Write-down of assets
--------------------

                  The write-off was the result of the state Public Utility Commission tentative approval of a settlement in the company's restructuring case and a settlement in a case that was pending before the Federal Energy Regulatory Commission. As a result of those two items, the company took a $1.6 billion pre-tax write-off in the second quarter.

                  "We are taking this action now to ensure that our assets are appropriately valued for the new competitive marketplace," said Hecht.

Operational actions
-------------------

                  Hecht said the company also is making operational improvements.

                  PP&L, Inc. told employees Thursday that it will close its Holtwood coal-fired power plant in May of next year and that it will attempt to sell its Sunbury power plant.

                  (See related news release for more on the plant closings.)

                  Hecht said the company also is closely examining all its spending, especially costs not directly related to serving customers. "While we have always been focused on providing high-quality service to customers at a low cost, we are intensifying our efforts in this area. The competitive marketplace demands that we recommit ourselves to exceeding customer expectations - both in terms of high quality and low prices," said Hecht.

                  As a result of the plant closings and other previously announced reductions, the company expects the size of its work force to decrease by about 250 over the next year. PP&L, Inc. currently has 6,300 employees.

                  The initiatives announced today, Hecht said, will create opportunities for earnings and dividend growth. "We believe that, in the long run, shareowner value will be enhanced by the actions we are taking," said Hecht.

                  He said that the Allentown, Pa.-based company already has set a clear course for success in the rapidly changing energy business.

                  "The PP&L Resources of the future is here today. We are a major wholesale supplier of electricity and other forms of energy in an area east of the Mississippi River; we have a significant worldwide presence; we provide premier electricity and natural gas delivery services to a large portion of Pennsylvania; we are an important supplier of retail electricity in the mid-Atlantic

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
region; and we offer a portfolio of energy management and construction services to commercial and industrial customers," said Hecht.


Second quarter results
----------------------

                  As a result of the write-off, PP&L Resources reported a net loss of $894 million, or $5.34 per share, for the three-month period ended June 30, 1998, compared to net income of $65 million, or 39 cents per share, for the same period last year. After taxes, the write-off totaled $948 million. Excluding the effects of the write-off and weather, net income was $58 million for the second quarter, or 35 cents per share.

                  Second quarter results reflect an adjustment in the company's inventory levels and an increase in the reserve needed for the company's uncollectible accounts.

                  The company also reported on Thursday a net loss of $679 million, or $4.08 per share, for the 12 months ended June 30, 1998. Net income for the same period of 1997 was $333 million or $2.05 per share. Excluding the effects of the write-off, weather and one-time 1997 charges stemming from tax issues related to the company's investments in the United Kingdom, net income for the 12 months ended June 30, 1998, was $322 million or $1.94 per share, compared to net income of $340 million or $2.10 per share for the same period last year.

                  The 12-month earnings also were reduced by an undercollection of fuel costs due to changes in the rate structure in Pennsylvania, the inventory and uncollectible changes that affected second-quarter earnings and startup costs related to the competitive marketplace in Pennsylvania.

                  There was a 2.5 percent decrease in electricity sold to retail customers during the second quarter compared to the same period in 1997. And, sales for the 12 months ended June 30, 1998, were down about 2.9 percent compared to the same period a year ago. Both figures reflect the loss of sales due to the advent of competition in the retail electricity market.

                  Despite the large fluctuations in wholesale power prices during the second quarter, PP&L, Inc.'s Energy Marketing Center was successful in generating sufficient revenues to offset losses related to the phase-out of power-purchase agreements with two other utilities.

                  Electricity delivered to retail customers by PP&L, Inc. in the second quarter of 1998 decreased by about 2 percent compared to the same period last year and by 1.8 percent for the 12 months ended June 30, 1998, compared to the previous 12 months. The decrease results primarily

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
from lower deliveries to industrial customers because of the shutdown of a large steel-producing facility. Mild weather also contributed to the decrease. When adjusted to remove the effects of weather, electricity deliveries were essentially unchanged from a year ago.

Dividend Declaration
--------------------

                  At a meeting on Thursday, the PP&L Resources, Inc. board of directors officially declared a quarterly dividend on common stock of 25 cents per share. In addition, the PP&L, Inc. board of directors declared the quarterly dividend on various classes of preferred stock. Both dividends are payable Oct. 1, 1998, to shareowners of record Sept. 10, 1998.

   Preferred                                  Preferred (cont.)

   4 1/2%........................$1.125       6.05% Series..........$1.5125

   3.35% Series..................$.8375       6.125% Series........$1.53125

   4.40% Series...................$1.10       6.15% Series..........$1.5375

   4.60% Series...................$1.15       6.33% Series..........$1.5825

   5.95% Series.................$1.4875       6.75% Series..........$1.6875




                  PP&L RESOURCES, INC. AND SUBSIDIARY COMPANIES
                 CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

                           Consolidated Balance Sheet
                              (Millions of Dollars)


                                               June 30, 1998    Dec. 31, 1997(a)
                                               -------------    ----------------
Assets
Property, plant and equipment
   Transmission and distribution - net              $2,171             $2,160
   Generation - net                                  1,632              4,022
   General and intangible - net                        216                232
   Construction work in progress                        97                185
   Nuclear fuel and other leased property              156                167
                                                  --------           --------
     Electric utility plant - net                    4,272              6,766
   Other property - net                                 53                 54
                                                  --------           --------
                                                     4,325              6,820
Investments and current assets                       1,676              1,300

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

Recoverable transition costs                         2,819                 --
Regulatory and other assets                            379              1,365
                                                    ------             ------
   Total assets                                     $9,199             $9,485
                                                    ======             ======

Capitalization and liabilities
Earnings reinvested                                   $231             $1,164
Other common equity                                  1,676              1,645
Preferred stock                                         97                 97
Company-obligated mandatorily redeemable securities    250                250
Long-term debt (less current portion)                2,730              2,585
                                                    ------             ------
   Total capitalization                              4,984              5,741
Current liabilities                                  1,038                769
Deferred income taxes and ITC                        1,556              2,221
Liability for above market NUG purchases               775                 --
Other deferred credits                                 846                754
                                                    ------             ------
   Total capitalization and liabilities             $9,199             $9,485
                                                    ======             ======

(a) Certain amounts from 1997 have been reclassified to conform to the current year presentation.


                         Consolidated Income Statement
                             (Millions of Dollars)

                                        3 Months Ended June 30    6 Months Ended June 30    12 Months Ended June 30
                                        ----------------------    ----------------------    -----------------------
                                          1998         1997(b)     1998(b)       1997(b)     1998(b)       1997(b)
                                        --------     ---------    --------      --------    --------      ---------
Operating Revenues
   Electric operations                     $558         $550       $1,175        $1,204      $2,367         $2,409
   Wholesale energy and trading
     activities                             259          136          504           267         888            514
   Energy-related businesses                 21            7           40            17          53             31
                                        --------     --------     --------      --------    --------      ---------
                                            838          693        1,719         1,488       3,308          2,954
                                        --------     --------     --------      --------    --------      ---------
Operating Expenses
   Fuel and purchased power                 336          209          663           436       1,197            844
   Other operation and maintenance          196          170          351           322         738            713
   Depreciation and amortization             94           93          189           185         377            368
   Other                                     64           55          131           115         241            221
                                        --------     --------     --------      --------    --------      ---------
                                            690          527        1,334         1,058       2,553          2,146
                                        --------     --------     --------      --------    --------      ---------
Operating income                            148          166          385           430         755            808
                                        --------     --------     --------      --------    --------      ---------
Other income and (deductions)                 4            3           11             5        (22)             18
                                        --------     --------     --------      --------    --------      ---------
Income before interest and
 income taxes                               152          169          396           435         733            826
Interest expense                             54           55          106           110         211            223
Income taxes                                 38           45          122           133         227            245
                                        --------     --------     --------      --------    --------      ---------
Income before extraordinary items            60           69          168           192         295            358
Extraordinary items (net of taxes)         (948)           0         (948)            0        (948)             0
                                        --------     --------     --------      --------    --------      ---------
Income before dividends on
  preferred stock                          (888)          69         (780)          192        (653)           358
Preferred stock dividend
  requirements                                6            4           13            11          26             25
                                        --------     --------     --------      --------    --------      ---------
Net income (loss)                         ($894)         $65        ($793)         $181       ($679)          $333
                                        ========     ========     ========      ========    ========      =========

Earnings per share of common stock -
 basic and diluted (a)
  Excluding weather and one-time
   adjustments                            $0.35        $0.39        $1.06         $1.15       $1.94          $2.10
   Weather impact                         (0.03)          --        (0.14)        (0.04)      (0.12)         (0.05)
   One-time adjustments                   (5.66)          --        (5.67)           --       (5.90)            --
                                        --------     --------     --------      --------    --------      ---------
   As reported                           ($5.34)       $0.39       ($4.75)        $1.11      ($4.08)         $2.05
                                        ========     ========     ========      ========    ========      =========
Average number of shares outstanding
   (thousands)                          167,436      164,068      167,106       163,660     166,260        162,744


(a) Based on average number of shares outstanding.
(b) Certain amounts from 1997 have been reclassified to conform to the current year presentation.

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

                                 Key Indicators


Financial
                                          12 Months Ended        12 Months Ended
                                           June 30, 1998          June 30, 1997
                                           -------------          -------------
Dividends declared per share                     $1.67                $1.67
Book value per share (a)                        $11.47               $17.24
Market price per share (a)                      $22.6875             $19.875
Dividend yield                                    7.36%                8.40%
Dividend payout ratio (b)                        91.76%               81.46%
Price/earnings ratio (b)                         12.47                 9.70
Return on average common equity (b)               9.84%               12.06%


(a) End of period
(b) Excluding extraordinary items and other one-time adjustments


Operating

                          3 Months Ended June 30, 1998  6 Months Ended June 30, 1998    12 Months Ended June 30, 1998
                          ----------------------------  -----------------------------   ------------------------------
                                               Percent                        Percent                         Percent
                            1998      1997     Change     1998       1997     Change      1998       1997      Change
                          --------  -------- ---------  --------   -------   --------   --------   -------   ---------
(millions of kwh)
Electricity delivered to
   retail customers (a)    7,319     7,465       -2.0     15,775     16,307      -3.3     31,432     31,992      -1.8
Electricity supplied to
   retail customers (a)    7,276     7,465       -2.5     15,472     16,307      -5.1     31,063     31,992      -2.9
Wholesale energy sales     8,214     4,365       88.2     17,045      8,237     106.9     30,262     15,448      95.9

(a) Electricity delivered to retail customers represents the kwh delivered to customers within PP&L, Inc.'s service territory. Electricity supplied represents the kwh supplied to customers within and outside PP&L, Inc.'s service territory (including sales of PP&L EnergyPlus). A customer within PP&L, Inc.'s service territory participating in the pilot program will have its energy delivered by PP&L, Inc., however they have a choice as to their electricity supplier.


                  PP&L Resources' largest subsidiary is PP&L, Inc, which provides electricity delivery service to 1.2 million customers in Pennsylvania through its PP&L Access(TM) brand; generates electricity; sells retail electricity throughout Pennsylvania through its PP&L EnergyPlus(TM) brand; and markets wholesale energy.

                  Other PP&L Resources subsidiaries include PP&L Global, Inc., a worldwide independent power company; PP&L Spectrum, Inc., which markets energy-related services and products; and two energy management and heating, ventilating and air-conditioning firms: H.T. Lyons, Inc. and McClure Co.

                                                                        more---

                  For recent news releases and other information about PP&L Resources, see our Internet home page: www.papl.com.

                                                        08Z1398A1

                                                        FINANCIAL

                                                                        more---

Following is a news release from PP&L, Inc.
If there are problems with the transmission of the news release, call (610) 774-5068.

August 13, 1998


Contact: Dan McCarthy, (610) 774-5758




       PP&L, Inc. Announces Changes to Strengthen Generation Portfolio:
             Company Will Close One Plant, Seek Buyer for Another
             ----------------------------------------------------


          ALLENTOWN, Pa.---As part of its effort to enhance the company's leadership position in the evolving electricity generation marketplace in the Northeast, PP&L, Inc. said Thursday (8/13) that it would close part of a power plant in Lancaster County and that it would seek a buyer for another plant in Snyder County.

                  "Today, we are one of the leading suppliers of competitively priced electricity from New England to the mid-Atlantic region," said Robert G. Byram, senior vice president-Generation and chief nuclear officer. "To further strengthen this leadership position, we must continue to reduce our costs and to devote our resources to facilities that hold promise for the long term."

                  As part of the company's continual examination of its operations, Byram said the company recently completed an extensive assessment of the cost effectiveness of all its power plants. The company announced the conclusions of that effort on Thursday.

                  The company told employees at its coal-fired Holtwood 17 plant that the facility would close on May 1, 1999. The adjacent hydroelectric plant, located on the lower Susquehanna River, will continue to operate.

                  Also, the company told employees at its coal-fired Sunbury plant that it plans to explore selling that facility.

                  "These units, which are among the oldest in our system, are costly to maintain and they generate a relatively small amount of electricity - less than 8 percent of the company's annual total. Also, it is very costly to achieve our high environmental objectives at such facilities," said Byram. Holtwood began operation in 1954, Sunbury in 1949.

                  Byram said employees at Holtwood and Sunbury have done an "outstanding job of improving productivity and operating these facilities in the best manner possible.



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

                                      -2-


Unfortunately, we now have reached a point where it is no longer effective for PP&L, Inc. to operate these units.

                  "The actions we are announcing will help PP&L, Inc. better focus its financial resources - and its people - on power plants that will successfully compete in the competitive marketplace and will help the company improve its environmental performance," said Byram.

                  The company will continue to operate coal-fired plants in Washingtonville, Montour County; at Brunner Island in York County; and at Martins Creek in Northampton County. PP&L, Inc. also will continue to operate two oil-fired and natural gas generating units at Martins Creek and two nuclear generating units in Salem Township, Luzerne County.

                  "We have an outstanding mix of high-performance generating plants - facilities that are the backbone of the electricity supply system in Pennsylvania and the mid-Atlantic region," said Byram.

                  But the Holtwood facility is no longer cost effective to operate, Byram said. In the competitive electricity marketplace, wholesale electricity prices are, on most days, lower than Holtwood 17's costs to produce electricity, Byram said.

                  He said that the closing would affect about 30 positions directly related to the operation of the plant. The employees may have job opportunities elsewhere in the PP&L, Inc. system, he said. Some employees also may have the opportunity to take early retirement. Further discussions are under way on how the closing may affect other positions that support operation of the plant.

                  Byram said the outlook for the company's Sunbury plant is somewhat different. "Because Sunbury is a little larger than Holtwood and its production costs are slightly lower, we think this plant may be attractive to a potential buyer," said Byram. He noted that independent generation suppliers are particularly interested in owning assets in this area because it is one of the largest electricity marketplaces in the nation.

                  There are 167 employees at the Sunbury plant. "If we sell the plant, we anticipate that the purchaser would offer positions to many of the plant employees," said Byram.

                  Byram said that Holtwood 17 produces about 2 percent of PP&L, Inc.'s annual electricity generation; Sunbury about 6 percent.

                  He said PP&L, Inc. representatives are planning to meet with community leaders in the areas surrounding the plants this week.

                  PP&L, Inc. is PP&L Resources' largest subsidiary. It provides electricity delivery service to 1.2 million customers in Pennsylvania; generates electricity; sells retail electricity throughout Pennsylvania through its PP&L EnergyPlus(TM) brand; and markets wholesale energy.

                  Other PP&L Resources subsidiaries include PP&L Global, Inc., a worldwide independent power company; PP&L Spectrum, Inc., which markets energy-related services and products; and two energy management and heating, ventilating and air-conditioning firms: H. T. Lyons, Inc. and McClure Co.

                  For recent news releases and other information about PP&L Resources, see our Internet home page: www.papl.com

                                                                  08Z1398A1
                                                                  FINANCIAL



                                                                        more ---

                                  Plant Facts:
                                  -----------


Holtwood Steam Electric Station (Unit 17)

Located on a 30-acre site in Martic Township, Lancaster County, Pa., on the east bank of the Susquehanna River, about 17 miles downstream from Columbia, Pa., at the village of Holtwood.

Capacity:  79,000 kilowatts

Began Commercial Operation:  May 1954

Fuel: anthracite, anthracite silt, and petroleum coke mix

Owner and Operator:  PP&L, Inc.

                                * * * * * * * * *

Sunbury Steam Electric Station

Located on a 259-acre site 3.5 miles downstream from where the west and north branches of the Susquehanna River meet at Sunbury in Snyder County, Borough of Shamokin Dam.

Capacity:       Unit 1            Unit 2           Unit 3            Unit 4
                ------            ------           ------            ------

                85,000 kw         85,000 kw        110,000 kw        145,000 kw


Fuel: Units 1 & 2 (anthracite, anthracite silt, petroleum coke and bituminous mix)
                Units 3 & 4 (predominately bituminous coal)


Began Commercial Operation:

Unit 1 - August 1949
Unit 2 - October 1949
Unit 3 - April 1951
Unit 4 - August 1953


Owner and Operator:  PP&L, Inc.

                                                                        more ---

PP&L, Inc. Fact Sheet
---------------------
  (August 13, 1998)



                       Restructuring Settlement Fact Sheet
                       -----------------------------------

                  The Pennsylvania Public Utility Commission adopted a tentative order approving a settlement in PP&L, Inc.'s restructuring case Thursday (8/13). PP&L, Inc. said the agreement provides for a balanced transition to a competitive electricity generation marketplace that holds the promise of benefits for consumers, businesses and the state's economic development efforts.

                  Key elements of the settlement include:

  .   A 4 percent rate decrease for all PP&L, Inc. customers in 1999.

  . A cap on the prices that PP&L, Inc. customers pay for electricity delivery service through 2004.

  . A cap on the prices that customers would pay for electricity purchased from PP&L, Inc. through 2009.

  . Permission for PP&L, Inc. to recover $2.97 billion in transition costs over an 11-year period.

  . An average first-year shopping credit of 3.81 cents per kilowatt-hour. The shopping credit can be used by customers for comparison as they shop for a generation supplier. (Customers also have the option of continuing to buy electricity from PP&L, Inc.)

  . Establishment of a $3.2 million per year fund for the "development and use of renewable energy and clean energy technologies, energy conservation and efficiency." An independent seven-member board of directors will manage this fund.

  . $16 million per year in assistance and energy conservation programs for low-income customers.

  . Permission for two-thirds of PP&L, Inc. customers to shop for electricity supply on Jan. 2, 1999.

  . An option for PP&L, Inc. customers to choose another licensed supplier to provide some metering and billing services.

  . Permission for PP&L, Inc. to issue bonds to "securitize" up to $2.85 billion in transition costs and provide 75 percent of the associated savings to customers.

  . A requirement that PP&L, Inc. transfer its retail marketing function to a separate, affiliated corporation.

  . Competitive bidding, beginning in 2002, for the right to serve 20 percent of PP&L, Inc. customers who choose not to shop for electricity.

                  A final PUC vote on the settlement is expected Aug. 27. If the settlement receives final approval from the PUC, PP&L, Inc. will withdraw all its legal challenges to PUC actions in its restructuring case. On July 15, the company appealed the order to Commonwealth Court and filed suits regarding the PUC action in state and federal courts.